OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Mercury Air Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

589354109

(Cusip Number)

William L. Walton
Allied Capital Corporation
1919 Pennsylvania Avenue, N.W.
Washington, DC 20006
(202) 331-1112

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 28, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 589354109			Page 2 of 7

1.	Name of Reporting Person: Allied Capital Corporation		I.R.S. Identification Nos. of above persons (entities only): 52-1081052

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Maryland

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 226,407

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 226,407

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 226,407

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.4%

14.	Type of Reporting Person (See Instructions):

CUSIP No. 589354109	Page 3 of 7

Item 1. Security and Issuer.

     This statement relates to the shares of common stock, par value $0.01 per share, of Mercury Air Group, Inc., a Delaware corporation (“Mercury Air”), with its principal executive offices located at 5456 McConnell Avenue, Los Angeles, California 90066.

Item 2. Identity and Background.

     This statement is hereby being filed by Allied Capital Corporation (“Allied Capital”). Allied Capital is a Maryland corporation with its principal executive offices located at 1919 Pennsylvania Avenue, N.W., Washington, DC 20006.

     Allied Capital is an internally managed closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940.

     Certain information with respect to the directors and executive officers of Allied Capital is set forth in Exhibit 99.1 attached hereto, including each director’s and each executive officer’s business address, present principal occupation or employment, citizenship and other information.

     Allied Capital nor, to the best of its knowledge, any director, executive officer or controlling person of Allied Capital has, during the last five years, been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding Allied Capital or any director, executive officer or controlling person of Allied Capital was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, or finding any violation with respect to federal or state securities laws.

Item 3. Source and Amount of Funds or Other Consideration.

     On October 28, 2003, Allied Capital purchased $24 million in subordinated debt and warrants of Mercury Air from J. H. Whitney Mezzanine Fund, L.P., a private lender. The warrants entitle Allied Capital to purchase 226,407 shares of Mercury Air’s common stock at $6.10 per share (such warrants sometimes being referred to herein as the “Warrants”). Allied Capital used monies from its working capital to purchase such subordinated debt and the Warrants.

Item 4. Purpose of Transaction.

     Allied Capital acquired the $24 million of subordinated debt of Mercury Air and the Warrants in the ordinary course of its business of seeking to achieve its investment objectives and in accordance with its investment policies and restrictions.

     Concurrently with Allied Capital’s investment in Mercury Air, Allied Capital also signed a definitive purchase agreement to acquire Mercury Air Centers, Inc. (such acquisition sometimes being referred to herein as the “Acquisition”), a wholly owned subsidiary

CUSIP No. 589354109	Page 4 of 7

of Mercury Air that provides fixed base operations at 19 airports throughout the United States. The total purchase price of the Acquisition is expected to be approximately $70 million in addition to the assumption of construction commitments, subject to certain adjustments. The closing of the Acquisition is subject to certain conditions, including the satisfactory completion of due diligence by Allied Capital and the approval of the Acquisition by the shareholders of Mercury Air. Upon completion of the Acquisition, Mercury Air will repay its $24 million subordinated debt obligation to Allied Capital.

     Other than as described above, Allied Capital has no plans or proposals which would result in any action described in (a) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer.

(a)	Allied Capital has the right to acquire up to 226,407 shares of Mercury Air’s common stock upon the exercise of the Warrants.

(b)	Upon the exercise of the Warrants, Allied Capital would have sole power to vote, and sole power to dispose of 226,407 shares of Mercury Air’s common stock.

(c)	See Item 3 above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Mercury Air’s common stock issuable upon exercise of the Warrants.

(e)	Not applicable.

     The percentage ownership of the shares of Mercury Air’s common stock owned by Allied Capital is based on the number of shares of Mercury Air’s common stock outstanding as of May 9, 2003, as disclosed by Mercury Air in its Form 10-Q for the quarter ended March 31, 2003 and as adjusted to take in to account a 1-for-2 reverse stock split effected by Mercury Air on June 18, 2003.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In accordance with the terms of the Warrants and other related agreements, Allied Capital is entitled to the rights and subject to the obligations contained in (i) a Securities Purchase Agreement, dated September 10, 1999 (the “Purchase Agreement”), by and between Mercury Air and J. H. Whitney Mezzanine Fund, L.P., as amended, (ii) a Registration Rights Agreement, dated September 10, 1999 (the “Registration Rights Agreement”), by and between Mercury Air and J. H. Whitney Mezzanine Fund, L.P. and (iii) a Preemptive Rights Agreement, dated September 10, 1999 (the “Preemptive Rights Agreement”), by and between Mercury Air and J. H. Whitney Mezzanine Fund, L.P.

CUSIP No. 589354109	Page 5 of 7

     Pursuant to the Securities Purchase Agreement, J. H. Whitney Mezzanine Fund, L.P. purchased $24 million in subordinated debt and warrants to purchase shares of Mercury Air’s common stock from Mercury Air. Until the subordinated debt is paid in full by Mercury Air, the Securities Purchase Agreement obligates Mercury Air to take, and to refrain from taking, certain actions.

     In connection with its purchase of the $24 million in subordinated debt and warrants to purchase shares of Mercury Air’s common stock, Mercury Air granted J. H. Whitney Mezzanine Fund, L.P. certain demand and piggyback registration rights with respect to the shares of common stock issued upon exercise of such warrants.

     In addition, Mercury Air and J. H. Whitney Mezzanine Fund, L.P. entered into the Preemptive Rights Agreement pursuant to which Mercury Air agreed to offer to sell shares of its capital stock to J. H. Whitney Mezzanine Fund, L.P. prior to offering to sell such shares to third-parties.

     On October 28, 2003, J. H. Whitney Mezzanine Fund, L.P. sold such subordinated debt and Warrants to Allied Capital. As a result, J. H. Whitney Mezzanine Fund L.P. assigned its rights and obligation under the Securities Purchase Agreement, the Registration Rights Agreement and the Preemptive Rights Agreement to Allied Capital.

     Also, in connection with the Acquisition, all of the directors and executive officers of Mercury Air have entered into a voting undertaking with Allied Capital pursuant to which they have agreed to vote all shares of common stock of Mercury Air that they beneficially own for the approval of the Acquisition.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

Exhibit 2.1	Stock Purchase Agreement, dated October 28, 2003, by and among Allied Capital Corporation, Mercury Air Centers, Inc. and Mercury Air Group, Inc. (Incorporated by reference to Exhibit 2.1 filed with Mercury Air Group, Inc.’s Form 8-K filed on October 30, 2003.)

Exhibit 10.1	Amendment No. 4 to Securities Purchase Agreement by and between Mercury Air Group, Inc. and Allied Capital Corporation, as Assignee of J. H. Whitney Mezzanine Fund, L.P. dated as of October 28, 2003. (Incorporated by reference to Exhibit 10.1 filed with Mercury Air Group, Inc.’s Form 8-K filed on October 30, 2003.)

Exhibit 10.2	Assignment of Note dated as of October 28, 2003 between Allied Capital Corporation and J. H. Whitney Mezzanine Fund, L.P. (Incorporated by reference to Exhibit 10.2 filed with Mercury Air Group, Inc.’s Form 8-K filed on October 30, 2003.)

Exhibit 10.3	Second Amended and Restated Allied Capital Corporation 12% Senior Subordinated Promissory Note dated October 28, 2003. (Incorporated by reference to Exhibit 10.3 filed with Mercury Air Group, Inc.’s Form 8-K filed on October 30, 2003.)

CUSIP No. 589354109	Page 6 of 7

Exhibit No.	Description

Exhibit 10.4	Second Amended and Restated Allied Capital Corporation Warrant dated October 28, 2003. (Incorporated by reference to Exhibit 10.4 filed with Mercury Air Group, Inc.’s Form 8-K filed on October 30, 2003.)

Exhibit 10.5	Securities Purchase Agreement dated as of October 28, 2003 by and among J.H. Whitney Mezzanine Fund, L.P., J.H. Whitney Mezzanine Debt Fund, L.P., Allied Capital Corporation and Mercury Air Group, Inc. (Incorporated by reference to Exhibit 10.5 filed with Mercury Air Group, Inc.’s Form 8-K filed on October 30, 2003.)

Exhibit 10.6*	Registration Rights Agreement, dated September 10, 1999, by and between Mercury Air Group, Inc. and J. H. Whitney Mezzanine Fund, L.P.

Exhibit 10.7*	Preemptive Rights Agreement, dated September 10, 1999, by and between Mercury Air Group, Inc. and J. H. Whitney Mezzanine Fund, L.P.

Exhibit 10.8	Securities Purchase Agreement, dated September 10, 1999, by and among Mercury Air Group, Inc. and J.H. Whitney Mezzanine Fund, L.P. (Incorporated by reference to Exhibit 10.33 filed with Mercury Air Group, Inc.’s Annual Report on Form 10-K for the year ended June 30, 1999.)

Exhibit 10.9	Amendment No. 1 to the Securities Purchase Agreement, dated as of September 30, 2000, by and between J.H. Whitney Mezzanine, L.P. and Mercury Air Group, Inc. (Incorporated by reference to Exhibit 4.6 filed with Mercury Air Group, Inc.’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2000.)

Exhibit 10.10	Amendment No. 2 to Securities Purchase Agreement, dated as of September 30, 2001, by and between Mercury Air Group, Inc. and J.H. Whitney Mezzanine, L.P. (Incorporated by reference to Exhibit 4.7 filed with Mercury Air Group, Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2001.)

Exhibit 10.11	Amendment No. 3 to Securities Purchase Agreement, dated as of December 30, 2002, by and between Mercury Air Group, Inc. and J.H. Whitney Mezzanine, L.P. (Incorporated by reference to Exhibit 10.2 filed with Mercury Air Group, Inc.’s Form 8-K filed on January 28, 2003.)

Exhibit 10.12*	Form of Voting Undertaking

Exhibit 10.13*	Assignment and Assumption Agreement, dated October 28, 2003, by and among Allied Capital Corporation, J.H.Whitney Mezzanine Fund, L.P. and J.H. Whitney Mezzanine Debt Fund.

Exhibit 99.1*	Directors and Executive Officers of Allied Capital Corporation.

*	Filed herewith.

CUSIP No. 589354109	Page 7 of 7

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 21, 2003

ALLIED CAPITAL CORPORATION

By:	/s/ Penni F. Roll

Name: Penni F. Roll
Title: Chief Financial Officer